04015091

SECUR[illegible] [illegible]SSION
Washington D.C. 20549

RECEIVED MAR 1 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden Hours per response...12.00

SEC FILE NUMBER
8-25716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Dru Stock, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 30th Fl.
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Sofferman 516-487-4070
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Leonard Rosen & Company, P.C.
(Name – *if individual, state, last, first, middle name*)

15 Maiden Lane	New York,	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

DRU STOCK, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Dru Stock, Inc.
14 Wall Street, 30th Floor
New York, NY 10005

February 19, 2004

New York Stock Exchange
Data Control Section
20 Broad Street
New York, NY 10005

To the New York Stock Exchange:

In accordance with Rule 418.15 of the New York Stock Exchange, we attest that the annual financial statements and operational reports, for the year ended December 31, 2003 filed with the Exchange, shall be made available to all members or allied members of the organization.

Michael Timothy, CEO
Dru Stock, Inc.

Joseph Sipkin, CFO
Dru Stock, Inc.

DRU STOCK, INC.

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

OATH OR AFFIRMATION

I, Michael Timothy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dru Stock, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

Frances Bisogno
Notary Public State of NY
4512729 Cerf. in NY County
Commission Expires 6/30/07

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

INDEPENDENT AUDITORS' REPORT

Dru Stock, Inc.
14 Wall Street, 30th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Dru Stock, Inc. as of December 31, 2003, and the related statements of loss, retained earnings, cash flows, and the statement of 15 c 3-1 net capital computation for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the individual, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dru Stock, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leonard Rosen + Company, P.C.

New York, NY
February 17, 2004

DRU STOCK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash - checking	$ 178,784
Deposit account	100,164
Commissions receivable	523,855
Clearing accounts	27,892
Prepaid expenses	32,596
Miscellaneous receivables	193,061
	$1,056,352

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 182,423
Stockholders' equity:	
Common stock, $100 par value, 100 shares authorized, issued and outstanding	10,000
Additional paid-in capital	196,833
Retained earnings	667,096
	873,929
	$1,056,352

See accompanying notes to financial statements.

DRU STOCK, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Income:	
Commissions	$5,520,006
Interest income	360
	5,520,366
Expenses:	
Officer's salary	5,500
Salaries - clerks	2,215,568
Floor clerk expenses	61,382
Seat lease expense	738,451
Floor brokerage	291,573
New York Stock Exchange expenses	177,867
Travel, entertainment and promotion	289,346
Errors on floor	108,691
Employee benefits	96,242
Telephone	163,400
Payroll taxes	106,834
Professional fees	191,040
Office expense	191,622
Insurance	52,247
New York state and city corporation taxes	72,104
Rent expense	34,740
Clearance charges	755
Charitable donations	14,900
Dues and fees	41,008
	4,853,270
Net income	$ 667,096

See accompanying notes to financial statements.

DRU STOCK, INC.

STATEMENT OF RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$505,126
Distributions to shareholders	(505,126)
Net income	667,096
Balance, December 31, 2003	$667,096

See accompanying notes to financial statements.

DRU STOCK, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net income	$667,096
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
(Increase) in deposit account	(100,164)
(Increase) in commissions receivable	(523,855)
(Increase) in clearing accounts	(27,892)
(Increase) in prepaid expenses	(32,596)
(Increase) in miscellaneous receivable	(193,061)
Increase in accounts payable	115,560
Total adjustments	(762,008)
Net cash (used) by operating activities	(94,912)
Cash flows from financing activities:	
Distributions to shareholders	(505,126)
Net cash (used) by financing activities	(505,126)
Net (decrease) in cash	(600,038)
Cash, beginning	778,822
Cash, ending	$178,784
Supplemental disclosures:	
Interest expense	$ -
NYS and NYC corporation taxes paid during year	$ 83,543

See accompanying notes to financial statements.

1. Statement of Significant Accounting Policies:

Organization:

The company was incorporated under the laws of the State of Illinois on June 16, 1980. It is a member of the New York Stock Exchange and operates as a floor broker, and is also a member of the National Association of Securities Dealers, Inc.

Deposit Account:

The corporation has $100,164 on deposit with La Branche Financial Services, Inc., a New York Stock Exchange member. Dru Stock, Inc.'s good faith deposit must be increased so that it will represent no less than 30% of its commitment. Dru Stock, Inc. has agreed to maintain a good faith deposit of $100,000.

Income Taxes:

The corporation has elected to be taxed as an "S" corporation under the Internal Revenue Code for federal and state income tax purposes. Such election allows income to be taxed directly to the stockholders. Accordingly, no provision has been made for federal and state income taxes, other than the minimum required by New York State. Provision has been made, however, for New York City corporation tax.

Concentration of Risk:

As of December 31, 2003, the Chase bank statement indicated a balance of $246,778. Funds deposited with a single financial institution are insured up to $100,000 in the aggregate by the Federal Deposit Insurance Corporation (FDIC). Should the bank become unable to meet its obligations, losses could be incurred by the company.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

1. Statement of Significant Accounting Policies (continued):

Commitments and Contingencies:

The company has four leases for seats on the New York Stock Exchange. The first lease is for $204,000 per year, payable in 12 equal monthly installments of $17,000, beginning as of the close of business on October 30, 2003 and expiring one year later. The second lease is for $204,000 per year, payable in 12 equal monthly installments of $17,000, commencing at the opening of business on October 9, 2003 and expiring one year later. The third lease is for $240,000 per year, payable in 12 equal monthly installments of $20,000, commencing on May 3, 2003 and expiring on May 2, 2004. The fourth lease is for $204,000 per year, payable in 12 equal monthly installments of $17,000, commencing on October 15, 2003 and expiring one year later.

Future minimum lease payments are as follows:

2004	$539,000

2. Net Capital Requirements:

Dru Stock, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, Dru Stock, Inc. had net capital of $579,062 after eliminating non-allowable assets. This was $566,900 in excess of its required net capital. Dru Stock, Inc.'s net capital ratio was .3150 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of broker/dealers. The company's transactions are collateralized and are principally executed with and on behalf of broker/dealers. The company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

3. Financial Instruments with Off-Balance Sheet Credit Risk (continued):

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing broker provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4. Pension Expense:

The company has a money-purchase pension plan for all employees who meet plan eligibility requirements whereby it contributes to the plan based on the participants compensation. The company also has provisions for additional salary deferral under Internal Revenue Code Section 401(k). Company contributions to this plan are discretionary and are determined annually by the company. For the year ended December 31, 2003, the company made no contributions to the plan.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Dru Stock, Inc. as of 12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	873,929	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				873,929	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	873,929	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 294,867	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(294,867)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			$	579,062	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736		( )	3740
10. Net Capital			$	579,062	3750

OMIT PENNIES

Reconciliation with Dru Stock, Inc.'s computation -
included on Part IIA of Form X-17A-5 as of December 31, 2003
filed January 2004.

Net capital as reported in Dru Stock, Inc.'s Part IIA unaudited focus report	$	653,135
Net adjustments		(74,073)
Net capital per above	$	579,062

Non-allowable assets:

Commissions receivable - aged	$	69,210
Prepaid expenses		32,596
Miscellaneous receivable		193,061
	$	294,867

SEC 1696 7 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Dru Stock, Inc. as of 12/31/2003

COMPUTATION OF NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6⅔% of line 19)			$	12,162	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	12,162	3760
14. Excess net capital (line 10 less 13)			$	566,900	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	560,820	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	182,423	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	* 182,423	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	31.50	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

* Reconciliation with Dru Stock, Inc.'s computation included in Part IIA of Form X-17A-5 line 3840 as of December 31, 2003 filed in January 2004:

Aggregate indebtedness as reported in Dru Stock, Inc.'s Part IIA unaudited focus report	$	43,092
Net adjustments		139,331
Aggregate indebtedness per above	$	182,423

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

Dru Stock, Inc.
14 Wall Street
30th Floor
New York, NY 10005

In planning and performing our audit of the financial statements of Dru Stock, Inc. for the period ended December 31, 2003, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dru Stock, Inc. that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Dru Stock, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Dru Stock, Inc. are required to assess the

expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by two individuals and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2003 to December 31, 2003.

This report is intended solely for the use of Dru Stock, Inc., the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Leonard Rosen + Company, P.C.

LEONARD ROSEN & COMPANY, P.C.

New York, NY
February 17, 2004

INDEPENDENT AUDITORS'
REPORT OF DIFFERENCES BETWEEN
AUDITED REPORT AND FOCUS REPORT
DECEMBER 31, 2003

Dru Stock, Inc.
14 Wall Street
New York, NY 10005

In performing our audit of Dru Stock, Inc. for the period ended December 31, 2003, we made adjustments that affected the December 31, 2003 focus report Form X-17A-5. The adjustments were as follows:

A) Increase in cash	$ 2,035
B) Decrease in commissions receivable	(39,848)
C) Increase in accrued expenses	(36,260)
	($ 74,073)

The net capital after haircuts as reported on our December 31, 2003 audited report was $579,062; the net capital after haircuts as reported on the December 31, 2003 focus report Form X-17A-5 was $653,135. This report was not prepared by us. The difference between these figures is $74,073 as indicated above.

Leonard Rosen & Company, P.C.
LEONARD ROSEN & COMPANY, P.C.